

October 2, 2012

Via E-mail
Mr. John Skibski
Chief Financial Officer
MBT Financial Corp.
102 E. Front St.
Monroe, MI 48161

> **Re:** **MBT Financial Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **File No. 000-30973**

Dear Mr. Skibski:

We have reviewed your response letter dated September 11, 2012 and have the following comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibits and Financial Statement Schedules

Financial Statements

(3) Investment Securities, pages 43-46

1. We have reviewed your response to prior comments one and two from our letter dated August 27, 2012. You state that due to the long term nature of the company's CDOs, the valuation service uses the Salomon report averages to estimate the longer term deferral and default rates for developing the longer term cash flow projections. Please tell us the actual long term deferral and default rate percentages used in your cash flow projections and explain to us in more detail how those are developed. In this regard, please tell us if you use "standard" long term deferral and default percentages for all of your CDOs based on the Salomon study. If so, explain to us specifically how your methodology for developing long term deferral and default rates considered the different credit characteristics of the collateral underlying each security.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474. Please address questions regarding all other comments to Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney